Exhibit 99.1

Clearmind Reaches Key Clinical Trial Milestone as DSMB Unanimously Clears Progression in AUD Study

Clearmind Medicine has received Independent Data and Safety Monitoring Board (DSMB) approval to advance its clinical evaluation of CMND-100 in patients with Alcohol Use Disorder (AUD) - a key milestone in the progression of the Company’s clinical development program.

Vancouver, Canada, Aug. 06, 2026 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND) (the “Company”), a clinical-stage biotechnology company pioneering nonhallucinogenic neuroplastogenderived treatments for AUD, addictions, and weight management, today announced that its independent DSMB has unanimously approved advancing the Company’s ongoing FDA-regulated Phase I/II clinical trial to parts B and C (the two of the remaining 3 parts) of the clinical trial, evaluating CMND-100 in patients actively suffering from AUD and in healthy participants, respectively. The DSMB’s approval follows the successful completion of Part A of the study, where CMND-100 achieved its primary safety endpoint, demonstrating a favorable safety and tolerability profile across all planned dose levels in healthy participates. After reviewing the full safety dataset from Part A, the DSMB unanimously recommended advancing the study to Parts B and C in accordance with the previously approved study protocol.

Part B marks a key clinical milestone for Clearmind, as CMND100 will be evaluated for the first time in human patients with moderate to severe AUD, unlike Part A that included only healthy participants This phase will enroll, sequentially, two cohorts of six patients receiving 80 mg and 160 mg doses, respectively, and will assess safety, tolerability, and early signals of clinical activity, including CMND100’s potential to reduce alcohol consumption and craving. Part C will be conducted, concurrently with Part B, in healthy participants and will evaluate CMND-100 at a fixed daily dose of 160 mg administered over five consecutive days. This double-blind, placebo-controlled segment will further characterize the safety and tolerability profile of CMND-100.

“Receiving DSMB approval to advance our clinical trial to patients with AUD marks an important milestone for Clearmind,” said Dr. Adi Zuloff-Shani, Chief Executive Officer of Clearmind Medicine. “ With the successful demonstration of safety and tolerability throughout the dose-escalation phase of the study, we are now positioned to evaluate CMND-100 in the population it is designated to help. This transition represents a meaningful step toward advancing a potential new treatment option for individuals living with AUD.”

The multicenter Phase I/II clinical trial is designed to evaluate the safety, tolerability, pharmacokinetics and preliminary efficacy in reducing drinking patterns and alcohol craving in individuals with moderate to severe AUD of CMND-100. The study is being conducted at leading clinical sites, including Johns Hopkins University, Yale School of Medicine, Tel Aviv Sourasky Medical Center and Hadassah Medical Center.

The Company expects to provide additional updates as patient enrollment progresses the clinical program advances.

About CMND-100 and Neuroplastogen Approach

CMND-100 is Clearmind’s proprietary oral formulation of MEAI (5-methoxy-2-aminoindane). The Company is developing it as a non-hallucinogenic neuroplastogen-derived candidate intended to promote adaptive neuroplasticity while avoiding the perceptual effects associated with classical psychedelics. This profile aims to support scalable treatment models that do not require intensive clinical supervision or prolonged monitored sessions.

About Clearmind Medicine Inc.

Clearmind is a clinical-stage neuroplastogens pharmaceutical biotech company focused on the discovery and development of non-hallucinogenic, second generation, neuroplastogen-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods, or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families, including 32 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND.”

For further information, visit: https://www.clearmindmedicine.com or contact:

Investor Relations

invest@clearmindmedicine.com

www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the timing and progress of its clinical trial, advancing a potential new treatment option for individuals living with AUD and the Company’s expectation to provide additional updates as patient enrollment progresses the clinical program advances. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2025 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.

3